EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 2 to the Registration Statement (Form S-3 No. 333-117655) and related Prospectus of Omega Healthcare Investors, Inc. for the registration of common stock, preferred stock, debt securities, and warrants, and to the incorporation by reference therein of our reports dated February 17, 2006, with respect to the consolidated financial statements and schedules of Omega Healthcare Investors, Inc., Omega Healthcare Investors, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Omega Healthcare Investors, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia
September 7, 2006